From:	info@news.morphosys.com
To:	Isabelle Degbegni
Subject:	[EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
Date:	Dienstag, 10. Januar 2023 16:03:24

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
10.01.2023 / 16:02 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
X	Other reason: voluntary group notification with triggered threshold on subsidiary level

3. Details of person subject to the notification obligation

Legal entity: JPMorgan Chase & Co.
City of registered office, country: Wilmington, Delaware, United States of America (USA)

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

J.P. Morgan Securities LLC

5. Date on which threshold was crossed or reached:

04 Jan 2023

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	4.61 %	3.03 %	7.65 %	34231943
Previous notification	3.15 %	2.99 %	6.14 %	/

7. Details on total positions
a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	1578445	0.00 %	4.61 %
Total	1578445		4.61 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Internal right to recall shares lent out	n/a	n/a	246935	0.72 %
Third Party convertible bonds - right of use held	16/10/2025	16/10/2025	45699	0.13 %

Right to recall shares lent out	n/a	n/a	11175	0.03 %
		Total	303809	0.89 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Convertible bonds	16/10/2025 – 16/10/2025	16/10/2025 – 16/10/2025	Physical	206413	0.60 %
Cash-settled Call Options	02/01/2099	Anytime	Cash	615	0.00 %
Equity Swap	13/04/2023 -12/08/2027	13/04/2023 -12/08/2027	Cash	527794	1.54 %
			Total	734822	2.15 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
-JPMorgan Chase & Co.	%	%	%
-JPMorgan Chase Bank, National Association	%	%	%
-J.P. Morgan International Finance Limited	%	%	%
-J.P. Morgan Capital Holdings Limited	%	%	%
-J.P. Morgan Securities plc	%	%	%
-	%	%	%
-JPMorgan Chase & Co.	%	%	%
-JPMorgan Chase Holdings LLC	%	%	%
-J.P. Morgan Broker-Dealer Holdings Inc.	%	%	%
-J.P. Morgan Securities LLC	4.23 %	%	5.01 %
-J.P. Morgan Prime Inc.	%	%	%
-	%	%	%
-JPMorgan Chase & Co.	%	%	%
-JPMorgan Chase Bank, National Association	%	%	%
-J.P. Morgan International Finance Limited	%	%	%
-J.P. Morgan Structured Products B.V.	%	%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG
(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both

% % % 10. Other explanatory remarks: Date 09 Jan 2023 10.01.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1530915 10.01.2023 CET/CEST Unsubscribe